Exhibit 1.02

Spirit AeroSystems Holdings, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This is the Conflict Minerals Report (“CMR”) of Spirit AeroSystems Holdings, Inc. (“the Company”) prepared in accordance with Rule 13p-1 (“Rule 13p-1”) and Form SD promulgated under the Securities Exchange Act of 1934 as amended (the “1934 Act”).

Introduction

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in such Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is an independent non-OEM aircraft parts designer and manufacturer of aerostructures, such as fuselages, propulsion systems and wing systems for commercial and military aircraft.  The Company’s operations include certain products for which Conflict Minerals are necessary to their functionality or production.

Description of the Company’s Products Covered by this CMR

This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this CMR collectively as the “Covered Products,” are the following: Forward Fuselage, Mid-section Fuselage Sections, Nacelles, Struts/Pylons, Flight Control Surfaces, and Wing Structures.

The Company’s Conflict Minerals Policy

The Company is committed to the responsible sourcing of minerals throughout its global supply chain. In 2012, the U.S. Securities and Exchange Commission (“SEC”) issued a “conflict minerals” rule, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which requires specified disclosures with respect to Conflict Minerals which may have originated in the Covered Countries in products manufactured or contracted to be manufactured by the Company.  We are committed to complying with the Dodd-Frank disclosure requirements.

OUR GOALS:

•                  Support the aims and objectives of the U.S. legislation on the supply of Conflict Minerals.

•                  Do not knowingly procure Conflict Minerals from sources that directly or indirectly benefit or finance armed groups in the Covered Countries.

•                  Encourage our suppliers to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas that are designed to accomplish this goal, and request their suppliers to do the same.

•                  Encourage our suppliers to undertake reasonable due diligence with their supply chains in an effort to assure that our Conflict Minerals are being sourced only from:

•                  Mines and smelters/refiners outside the Covered Countries or

•                  Mines and smelters/refiners which have been certified by an independent third party as “conflict free” if sourced within the Covered Countries

Our intention is not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of our products or components contain Conflict Minerals from a mine or facility in a Covered Country that is not “conflict free,” we intend to work towards transitioning to products/components that are “conflict free.”

The Company’s Due Diligence Process

In accordance with Rule 13p-1, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding its Conflict Minerals.  This RCOI was reasonably designed to determine whether any of such Conflict Minerals originated in one or more of the Covered Countries, or whether any of such Conflict Minerals are from recycled or scrap sources.  The Company also exercised due diligence on the source and chain of custody of such Conflict Minerals, as based on its RCOI, the Company had reason to believe that some of such Conflict Minerals may have originated in the Covered Countries and may not be from recycled or scrap sources.  Note that there is significant overlap between our RCOI and the due diligence measures we preformed (described below).

Although the Company made its own internal assessment of which of its products and components may contain Conflict Minerals, the Company elected to contact all of its Tier 1 manufacturing suppliers in an effort to validate its initial assessment.  Accordingly, the Company sent a preliminary e-mail communication (or hard copy for undeliverable addresses) to all Tier 1 manufacturing suppliers describing the Company’s reporting requirements under and the supplier’s responsibility to help enable the Company to comply with Rule 13p-1.  In order to collect information about the presence and sourcing of Conflict Minerals in the Company’s products and components, this initial communication included the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Minerals Reporting Template (“EICC/GeSI CMRT”) for such suppliers to complete and specified a reasonable deadline by which to  complete the EICC/GeSI CMRT.  The Company also sent a reminder communication of the deadline for such suppliers to complete the EICC/GeSI CMRT.  Further, the Company provided such communication and the EICC/GeSI CMRT on its Supplier web Portal.  The Company surveyed a total of 835 Tier 1 manufacturing suppliers and received a total of 368 responses (after all follow-up communication described in the due diligence discussion below).   Of the 368 responses, 66 Tier 1 manufacturing suppliers responded that such supplier’s products contained Conflict Minerals, however none indicated the country of origin of such Conflict Minerals or whether such Conflict Minerals were used in products or components supplied to the Company.  Two of the 66 respondents described above identified smelters/refiners (“SORs”) used by such suppliers in the production of such suppliers’ products (one identified approximately 700 SORs), however none of the two indicated which SORs processed Conflict Minerals used in products or components supplied to the Company.  As part of the due diligence process, and in order to determine appropriate follow-up procedures (described below), non-respondents were analyzed to determine, based upon the Company’s initial assessment (and including an analysis of applicable statements of work and bills of materials), whether any Conflict Minerals may have been contained in the products or components supplied to the Company by such suppliers, and the responses of responding suppliers were analyzed to determine if the responses appeared reasonable and consistent with the Company’s expectations (based on the Company’s initial assessment, including an analysis of applicable statements of work and bills of materials). The Company also assessed the supplier response rate in its industry, based upon an April 2014 Aerospace Industries Association (“AIA”) Conflict Minerals Working Group informal poll result on survey responses, which confirmed that our our response rate fit into a range consistent with our peer companies.

In conducting its due diligence, the Company followed the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”), an internationally recognized due diligence framework.  The Company’s supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  The Company does not purchase Conflict Minerals directly from mines, smelters or refiners.  The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals.

The OECD Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems

Step 2: Identify and Assess Risks in the Supply Chain

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence

Step 5: Report Annually on Supply Chain Due Diligence

The following constitute the procedures the Company used to identify supply chain risks in relation to Conflict Minerals in the Covered Products, and the due diligence activities undertaken to respond to those risks.

1.              Strengthened internal management systems

a.              Established a cross-departmental team that included members from the Finance, Supply Chain, Engineering, and Legal departments which meets on a periodic basis, with participation from external advisers from time to time.

b.              Established the Company’s Conflict Minerals Policy (described above and located on the Company’s website) which incorporates the standards set forth in the OECD Guidance.

c.               Established internal operating instructions which documented the areas of responsibilities and deliverables for each affected department.

2.              Identified and assessed risks in the Company’s supply chain

a.              Identified (through the bills of materials and statements of work) all materials used in the Company’s production of aerostructures which may contain necessary Conflict Minerals.

b.              Identified all our Tier 1 manufacturing suppliers through internal supply chain management and accounting systems.

c.               Sent preliminary letters to all our Tier 1 manufacturing suppliers informing them of the Company’s expectation that they help enable the Company to comply with Section 1502 of Dodd-Frank.

3.              Designed and implemented a strategy to respond to the risks

a.              Implemented action plan for supply chain surveys and any required follow-up in order to perform a RCOI and subsequent due diligence.

b.              Conducted a RCOI with all of our Tier 1 manufacturing suppliers using a supply-chain survey which incorporated the EICC/GeSI CMRT to help identify whether any necessary Conflict Minerals are included in the products or components supplied to the Company by such suppliers, and if so, their country of origin as well as identify whether such suppliers have performed their own due diligence.

c.               In addition to the supply-chain survey, identified any relevant information reported by the supplier or available within the public domain (or the Company’s records) which might indicate that the Company’s necessary Conflict Minerals originated in one of the Covered Countries.

d.              The Company analyzed supplier responses based on the supplier’s statement of work and bills of materials to aid in the determination as to whether such responses were consistent with the Company’s expectations.  The Company communicated with suppliers whose responses were found to be incomplete in an effort to determine with specificity whether Conflict Minerals were contained in products or components supplied to the Company by such suppliers, and if so, their country or origin and relevant SORs. The Company also sent additional notifications to all unresponsive suppliers.  As described above, for those suppliers who remained unresponsive after follow-up communications, the Company analyzed such suppliers based on such supplier’s statement of work and bills of materials to aid in the determination as to whether any necessary Conflict Minerals were used in components or products supplied to the Company by such suppliers and for the Company’s internal use in the subsequent reporting cycles.  The Company received no response (to either the initial communication or any follow-up inquiries) from any supplier indicating that Conflict Minerals in the Covered Products were from Covered Countries or benefited or financed armed groups therein.

e.               For products that the Company designs or over which the Company has direct manufacturing control, if a risk is identified, the Company will express its concerns with its suppliers about providing revenue to armed groups within the Covered Countries; and if a risk is identified, how to manage and/or mitigate the risk.  The Company noted no such risk in its due diligence.

4.              Carry out a third-party audit of due diligence measures

a.              As no direct relationship exists between the Company and SORs, the Company does not perform or direct audits of these entities within our supply chain. However, downstream companies (like the Company) can support these audits by supporting or joining industry organizations.  The Company is a member of the AIA, which is a trade association representing major aerospace and defense manufacturers and suppliers in the United States of America.  The AIA created a Conflict Minerals Working Group (“CMWG”) which is tasked to provide education and best practices tools to help support Conflict Minerals control and responsible sourcing.  The CMWG, among other activities, participated in the OECD Due Diligence Pilot Program.  In addition, the Company relied on the Conflict Free Sourcing Initiative and its Conflict Free Smelter Program (or “CFSP”) to identify smelters who were found to be compliant with the CFSP assessment protocol, and incorporated that list, or reference thereto, into the supply-chain survey the Company sent to its Tier 1 suppliers for their information.

5.              Report on supply chain due diligence

a.              Provided management with periodic process updates during the reporting period and through the Form SD filing date.

b.              Informed management of due diligence efforts and results.

c.               Completed and filed this Conflict Minerals Report, and the Form SD to which it relates.

Based upon the due diligence as described above (and given the response rate of the Company’s suppliers, and the lack of specificity of information obtained from responding suppliers), the Company was unable to conclude whether the necessary Conflict Minerals in the Covered Products originated in the Covered Countries and, if so, whether they were from recycled or scrap sources, or came from sources that directly or indirectly financed or benefited armed groups, as such term is defined in Rule 13p-1.  Further, as described above, the Company was unable to determine or describe the facilities used to process the necessary Conflict Minerals in the Covered Products or determine their mine(s) or location of origin, as no SOR information obtained was specific to the Company’s products or components.  The Company’s efforts to identify the specific mine or location of origin of the Conflict Minerals included the use of the due diligence measures described above.

In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence and further mitigate the risk that its necessary Conflict Minerals finance or benefit armed groups. The anticipated steps include: (i) use current compliance period supplier responses to refine the next compliance period inquiry and follow-up procedures; (ii) increase the level and specificity of information requested from suppliers; (iii) review and update the list of products and associated suppliers designated as “in scope” with respect to Rule 13p-1; (iv) continue to engage with suppliers to obtain current, accurate and complete information about the supply chain and supply chain participants closer to the SOR;  (v) increase the supplier response rate to due diligence requests; (vi) participate in industry initiatives encouraging “conflict-free” supply chains; (vii) compare RCOI results to information collected via independent conflict-free smelter validation programs; (viii) contact identified smelters of Covered Products in the RCOI process to request their participation in obtaining a “conflict-free” designation from an industry program and (ix) implement new supplier protocol to incorporate the EICC/GeSI CMRT as part of a supplier’s contract set-up process.